UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 1, 2005 to December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number, 0-11174
WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
(Full title of the Plan)
WARWICK VALLEY TELEPHONE COMPANY
47 Main Street
P.O. Box 592
Warwick, New York 10990
(Address of principal executive office)
(Name of Issuer and address of principal executive office)

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS
* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Warwick Valley Telephone Company 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
WithumSmith+Brown, PC
Red Bank, New Jersey
May 25, 2006

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004

Cash and Cash Equivalents	$2,899,253	$2,686,924

Employer Contribution Receivable	34,099	—

Warwick Valley Telephone Company Stock	2,656,049	3,664,095

Registered Investment Companies	7,302,045	6,329,084

Participant Loan Receivables	210,614	256,409

TOTAL ASSETS	$13,102,060	$12,936,512

The accompanying notes are an integral part of these financial statements

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

2005
ADDITIONS:

Participant loan interest income	$12,763
Interest and dividends	666,594

679,357

Contributions:
Participants’	722,221
Employer’s	625,590

1,347,811

TOTAL ADDITIONS	2,027,168

DEDUCTIONS:
Net depreciation in fair value of investments	725,768
Benefits paid to participants	1,135,852

TOTAL DEDUCTIONS	1,861,620

NET INCREASE	165,548

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	12,936,512

End of year	$13,102,060

The accompanying notes are an integral part of these financial statements

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF PLAN
     The following description of the Warwick Valley Telephone Company (“Company”) 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
     The Plan is a defined contribution plan covering all eligible employees of the Company who are scheduled to work 1,000 hours per year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and has been amended and restated in its entirety to comply with the GUST remedial amendment requirement and minimum distribution thresholds.
Contributions
     Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan, subject to certain IRS limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of registered investment companies, as well as the stock of the Company, as investment options for participants. The Company will match 100% of each participant’s contributions, subject to certain limitations. The matching contributions range from 6% to 9% of the annual compensation of eligible participants. The Plan permits eligible participants, as defined in the Plan, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to making qualified voluntary participant contributions.
Participant Accounts
     Each participant’s account is updated daily to reflect participant and employer activity (contributions, fund transfers, loan repayments, loans and/or withdrawals) and the earnings or losses of the Plan assets in the account.
Vesting
     Participant accounts are fully vested and non-forfeitable at all times.
Participant Loans
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%, with prime being the rate published on the first business day of the month in which the loan is requested. The interest rate does not change for the duration of the loan. Principal and interest is paid ratably through weekly payroll deductions over a period not to exceed five years unless the loan is for the purchase of a primary residence for which a term of up to fifteen years is permitted.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Payment of Benefits
     On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal periodic payments. For termination of service due to death, a participant’s beneficiary may receive the value of the vested interest in the participant’s account as a lump-sum distribution.
     If a participant has any portion of their account invested in Warwick Valley Telephone Company Stock, he or she may take the stock as an “in-kind” distribution or take the stock as cash. “In-kind” distribution means the participant will receive a stock certificate for the whole shares in his or her account. Fractional shares will be paid in cash. If the participant wishes to take the stock portion of their account as a cash distribution, the Company will buy the stock at the bid price on the day the withdrawal is processed.
Withdrawals
     Participants may make withdrawals, subject to federal income taxes, under the hardship provisions of the Plan while still employed by the Company.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
     The accompanying financial statements of the Plan have been prepared on the accrual method of accounting. Contributions due from the Company are recorded on the accrual basis and are remitted weekly. Benefits are recorded when paid.
Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Risks and Uncertainties
     The Plan provides participants with various investment options: money market and fixed income securities, bonds, and equity funds, as well as the stock of Warwick Valley Telephone Company. All investment securities are exposed to some type of risk, including, but not limited to, exposure to changes in interest rates, market fluctuations, economic conditions, and currency devaluation. Due to the level of risk associated with certain investment securities, it is possible that changes in near term risk factors could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Recently Issued Accounting Pronouncements
     In December 2005, the FASB issued FASB staff position (FSP) AAG-INV-1 and statement of position (SOP) 94-4-1 “Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans.” This pronouncement, effective for plan years ended after December 15, 2006, applies to all defined contribution plans that hold fully benefit responsive investment contracts. This pronouncement is anticipated to have no effect on the financial position of the Plan or its results of operations because the Plan does not hold any investments of this type as of December 31, 2005.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENT
Cash and Cash Equivalents
     Cash and cash equivalents are comprised of cash on hand not yet invested and investments made to the Schwab Money Market Fund.
Investment Valuation and Income Recognition
     The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at net asset value and the Company’s common stock is valued at quoted market prices. The Company’s common stock is traded on the NASDAQ.
     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest and dividends include distributions from the investments in registered investment companies, interest from the money market fund and dividends from the Company stock.
Plan Expenses
     Expenses related to the administration of the Plan have been paid by the Company. These costs represent professional services and amounted to $36,140 for the year ending December 31, 2005.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENT
3. INVESTMENTS
     The fair value of investments at December 31, 2005 and 2004 are as follows:

	12/31/2005		12/31/2004

Schwab Money Market Fund	$2,870,538	*	$2,686,924	*
Warwick Valley Common Stock	2,656,049	*	3,664,095	*
Clipper Fund	308,595		327,659
Fidelity Magellan Fund	710,817	*	771,849	*
Fidelity Growth Fund	1,094,807	*	1,016,103	*
Fidelity Puritan Fund	280,574		271,736
Fremont Bond Fund	497,621		430,379
Vanguard Wellington Fund	836,680	*	602,881
Jensen Portfolio Fund	648,299	*	562,781
Weitz Value Fund	1,135,143	*	1,092,458	*
Calamos Growth A Fund	259,236		182,755
Pilgrim GNMA Income Fund	311,584		256,942
State Street Research Aurora Fund	736,259	*	742,579	*
Julius Baer International Equity A Fund	482,430		70,962

TOTAL INVESTMENTS	$12,828,632		$12,680,103

*	Individual investments representing 5% or more of the Plan’s net assets.
     The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ending December 31, 2005 as follows:

Registered Investment Companies	$(252,876)
Warwick Valley Telephone Company Common Stock	(472,892)

$(725,768)

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENT
4. FEDERAL INCOME TAX STATUS
     The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Management and the Plan’s legal counsel represent that the Plan continues to be designed and operated in accordance with applicable requirements of the IRC and ERISA. Accordingly, the Plan is exempt from paying income taxes.
5. PLAN TERMINATION
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will continue to have a non-forfeitable interest in their Plan account
6. RELATED PARTY TRANSACTIONS
     Certain expenses of administration and servicing of the Plan, including payroll related expenses of administrative and clerical personnel and fees of the trustee are paid by the Company without charge to the Plan. The Plan has certain investments that qualify as party-in-interest investments. These would consist of the Plan’s investments in the Warwick Valley Telephone Company Common Stock and the Schwab Money Market Fund, as the Charles Schwab Trust Company is the trustee for the Plan.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
SCHEDULE H LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005
EIN: 14-1160510
PN: 006

				(e) Current
(a)	(b) Identity of Issue	( c) Description	(d) Cost	Value

	Cash	Cash and Cash Equivalent	**	$28,715

*	Schwab Money Market Fund	Cash and Cash Equivalent	**	2,870,538

*	Warwick Valley Telephone Company	Common Stock	**	2,656,049

	Clipper Fund	Registered Investment Company	**	308,595
	Fidelity Magellan Fund	Registered Investment Company	**	710,817
	Fidelity Growth Fund	Registered Investment Company	**	1,094,807
	Fidelity Puritan Fund	Registered Investment Company	**	280,574
	Fremont Bond Fund	Registered Investment Company	**	497,621
	Vanguard Wellington Fund	Registered Investment Company	**	836,680
	Jensen Portfolio Fund	Registered Investment Company	**	648,299
	Weitz Value Fund	Registered Investment Company	**	1,135,143
	Calamos Growth A Fund	Registered Investment Company	**	259,236
	Pilgrim GNMA Income Fund	Registered Investment Company	**	311,584
	State Street Research Fund	Registered Investment Company	**	736,259
	Julius Baer International Equity Fund	Registered Investment Company	**	482,430

	TOTAL INVESTMENTS			$12,857,347

	Participant loans (rates 5.75% -10.50% from 2006-2010)			210,614

				$13,067,961

*	Denotes party in interest

**	Cost not required for participant-directed investments
The accompanying notes are an integral part of these financial statements

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Warwick Valley Telephone Company, the Plan Sponsor, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Warwick Valley Telephone Company 401(k) Plan
By:	/s/ Zigmund Nowicki

Plan Administrator
Date: June 29, 2006

EXHIBIT INDEX

Exhibit Number	Exhibit

23	Consent of Independent Registered Public Accounting Firm

99	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.